Filed by Bank of Montreal

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company: Ozaukee Bank

Commission File No.: 001-13354

For Internal Use Only

Not for External Distribution

Employee Questions & Answers

September 19, 2007

The following question and answers have been prepared in response to questions raised by Ozaukee employees. Most submitted questions will be addressed during the upcoming orientation sessions. Additional information may be found online at www.myaccessbenefits.com. In addition, Harris’ “Employee Handbook”, “Making Benefit Choices” and “Your Benefits Source” documents will be included in the Employee Information Packet, which will be distributed prior to orientation.

Your “start date” for purposes of Harris payroll and benefits eligibility is targeted for January 1, 2008, subject to the closing of the transaction in 2007. If the transaction closes after December 31, 2007, then your start date will be the date immediately after the closing date.

1.	Will my service at Ozaukee count toward my service with Harris?

Generally, Harris will recognize your prior service from your most recent hire date with Ozaukee for purposes of determining your benefits. However, your “start date” with Harris will be used for determining your pension benefit and eligibility to enroll in the 401(k) Plan. Please refer to the chart below:

Harris Benefit	Service Date

Vacation	Your Hire Date with Ozaukee

Disability Plans • Sick Pay • Short Term Disability • Long Term Disability	Your Hire Date with Ozaukee

Retirement/Pension Plan (Account-Based Benefit)

For Vesting: Your Hire Date with Ozaukee

•        This plan requires 3 year vesting, meaning after 3 combined years with Ozaukee and Harris – you are entitled to the benefit

•        Examples:

•        If you already have 3 years at Ozaukee you are “vested”

•        If you have 2 years with Ozaukee, you will need 1 year with Harris to become “vested”

For “Pay Credit”: Your Start Date with Harris

•        Your service points include your age and your years of service (beginning with start date at Harris; not Ozaukee)

401(k) Savings Plan	Your Start Date with Harris • Immediate eligibility and vesting

2.	What will my salary and job title be when I join Harris?

Ozaukee employees will transition to Harris at their current salaries on the start date. Ozaukee jobs will be carefully reviewed by both Ozaukee and Harris management and employees will receive Harris job titles.

3.	Describe the difference between full-time and part-time status.

Harris defines full-time employees as those regularly scheduled to work 40 hours per week; part-time employees are those who are regularly scheduled to work less than 40 hours per week. Based on business and operational requirements, Ozaukee will submit each employee’s regularly scheduled weekly work hours to Harris, which will determine each employee’s full-time or part-time status at Harris.

4.	When are employees paid?

Employees are paid on a semi-monthly basis – on the 15th and next to last business day of the month. However, if the regularly scheduled payday falls on Bank Holiday, Friday, Saturday or Sunday, the preceding workday is the payday.

All full-time (exempt and non-exempt) employees and part-time exempt employees are “paid current” – i.e., paid through the actual pay date. Part-time non-exempt employees are paid on an hourly basis for all hours worked, and are paid one pay period in arrears. Overtime for non-exempt employees is paid one pay period in arrears. Harris’ 2008 pay calendar will be updated on www.myaccessbenefits.com shortly.

5.	According to the handbook, it states under “employee classifications” that full time employees are compensated on a salaried basis and paid for 40 hours a week. Does this mean every full time employee will be paid on salary or only certain employees?

All full time employees will be classified as “salaried” per Harris’ compensation and pay guidelines.

6.	Does Harris have different pay scales?

Yes, Harris has different pay scales based on the geographic labor market of each bank location. It is the Bank’s philosophy to have pay scales that reflect the median pay levels for the markets in which we compete for talent. Harris’ pay scales are composed of 18 grades that have established pay minimums, midpoints and maximums. The scales are reviewed annually to ensure market competitiveness and adjusted as appropriate.

7.	How are jobs placed into pay grades at Harris?

Jobs are placed into pay grades based upon a formal job evaluation process. All formal job evaluations are conducted by the Job Evaluation (JE) group. We currently use the Hay methodology in classifying our roles. Hay is a points-based system that measures numerous job content factors including overall position accountability, education and experience requirements, decision making authority, supervision and working conditions. Once a job is evaluated it is then placed into a pay grade based upon the total points determined in the evaluation process.

8.	When do annual base pay increases take place at Harris?

As a general rule, base pay is reviewed each year with any determined increase taking place April 1st. Base pay decisions take into account an employee’s compa ratio - which is their position relative to the midpoint of their salary range - and individual employee performance. Harris views the midpoint of a given salary range as a competitive benchmark for experienced employees.

9.	Does Harris have an annual incentive or bonus program?

Yes, all employees are eligible for incentive pay at Harris. There are two types of incentive plans in place at the Bank and each employee is covered by one of these plans. All employees in sales roles receive incentives or commissions based upon their sales activities and results. These sales incentives are paid on a monthly or quarterly basis. All other employees are eligible for the Short Term Incentive Program (STIP). In the STIP program, incentive targets are set as a percentage of an employee’s base pay and the targets vary by pay grade. STIP awards are paid on an annual basis and are received at the end of January each year.

10.	How much vacation time do part-time employees receive?

Part-time employees receive vacation on a prorated basis. For example, if a part-time employee is regularly scheduled for 20 hours per week, the employee receives  1/2 the entitlement of a full-time employee.

11.	When will employees be eligible for the disability plan?

You are automatically eligible for the disability plan on the start date with Harris. The disability plan has three parts: Sick Pay, Short Term and Long Term Disability. Special rules govern disabilities resulting from illness or injuries that began before disability coverage takes effect (on the start date). If you have a disability in your first six months of employment with Harris that was caused by a pre-existing condition, neither short-term disability nor long-term disability benefits will be paid for that condition. Note: The pre-existing exclusion does not apply to the medical plans.

12.	If I do not use all of my sick pay at Harris does it carry over to the next year?

The sick days may not be carried over from one year to the next. Sick days may be taken by an employee for their own illness or to care for a dependent family member – e.g., employee’s spouse, life partner, children, parents, siblings, grandparents, grandchildren and spouse’s or life partner’s children, parents, siblings, grandparents and grandchildren.

13.	At what ages are children covered under the various – i.e., medical, dental, life insurance, etc.

The ages of which children are covered depends on the eligibility requirements and specific details of each specific plan. Please refer to www.myaccessbenefits.com or “Your Benefits Source” book which outline the age eligibility criteria for each plan in detail.

14.	Do part-time employees have to pay higher insurance premiums?

No, all employees pay the same insurance premiums – based on their respective elections and enrolled dependents.

15.	Are premiums deducted out of every paycheck or once a month?

Most premiums are deducted on each payday. If enrolled, these benefit deductions are made before-tax: medical, dental, AD&D, LTD, 401(k) and spending accounts (medical and dependent day care). Supplemental group life and family life premiums are deducted after-tax. Commuter benefit premiums are deducted on a pre-tax basis at the end of month pay only.

16.	When can I begin contributing to the Harris 401(k) savings plan?

You will receive a Personal Identification Number (PIN) which will be mailed to your home address within four weeks from the start date. At that time, you can enroll either online at www.myaccessbenefits.com or by calling 1-800-738-2323.

17.	Does Harris offer the same 401(k) investment options as Ozaukee?

No, the Harris 401(k) Savings Plan offers 18 different investment options which are summarized on www.myaccessbenefits.com.

18.	Will I be eligible for Harris’ pension?

All full time and part time employees (regardless of hours worked are eligible for Harris’ Pension Plan. Additional details will be included in the upcoming orientation session.

19.	Does Harris’ Retiree Medical Plan include dental coverage?

No, Harris’ Retiree Medical Plan does not include dental coverage. However dental coverage for retirees may be obtained through COBRA.

20.	What happens if my job is eliminated?

If an employee is in a position that is eliminated, the employee will receive at least nine weeks notice of a job elimination, as well as outplacement assistance and severance, in accordance with the summary plan description for Harris Financial Corporation/BMO U.S. Supplemental Unemployment Benefit Plan and Severance Plan, provided all of the conditions of that plan have been met.

21.	I am currently participating in the Tuition Reimbursement Program—how will tuition reimbursement be handled during this transition period to Harris?

For any employee who has enrolled in a class prior to the start date, reimbursement for that class will be governed by the Ozaukee tuition reimbursement plan. Any employee who enrolls for a class after the start date will be governed by the Harris tuition reimbursement plan.

22.	Which jobs are considered “sensitive”, requiring 10 consecutive days away from the bank?

Annually, each manager is responsible for assessing all positions in his/her department and identifying sensitive positions. The manager must follow an established process to identify all significant risks for all positions; document controls surrounding the positions; analyze risks remaining and document “sensitive positions” where risk is high, regardless of controls. Those are the positions for which employees need to be away for 10 consecutive days.

23.	How will performance reviews be handled after start?

Harris’ performance management PPA (Performance Planning and Assessment) process provides a structured manner in which objectives are established at the beginning of each fiscal year (Nov – Oct) and then monitored periodically throughout the year. At the end of each year, your manager, with your input, will evaluate your performance based on the established standards.

24.	How can I make contributions to the United Way when I join Harris?

You should complete the annual Ozaukee United Way enrollment process and Ozaukee will submit your election information to Harris, which will be deducted from your paycheck as you requested. If you have any questions about the Harris’ involvement with the United Way program, please contact the Community Affairs Office at 312-461-5834.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS DO NOT CONSTITUTE AN OFFER OR SALE OF SECURITIES. BANK OF MONTREAL WILL BE FILING A PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CONCERNING THE BUSINESS COMBINATION TRANSACTION REFERENCED HEREIN WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE

PROXY STATEMENT/PROSPECTUS REGARDING SUCH TRANSACTION, WHEN IT IS FILED BY BANK OF MONTREAL AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY BANK OF MONTREAL WHEN THEY BECOME AVAILABLE WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE WWW.SEC.GOV. THE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED WITHOUT CHARGE FROM BANK OF MONTREAL AND OZAUKEE BANK BY DIRECTING YOUR REQUEST TO BANK OF MONTREAL AT CORPORATE SECRETARY’S DEPARTMENT, 21st FLOOR, 1 FIRST CANADIAN PLACE, TORONTO, ONTARIO, M5X1A1 OR TERRI HAAS, VICE PRESIDENT, OZAUKEE BANK, (262)375-5203 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

These materials include forward-looking statements that are intended to be covered by the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to comments with respect to the objectives and strategies, financial condition, results of operations and businesses of both Bank of Montreal and Ozaukee Bank.

However, by their nature these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not be achieved. Bank of Montreal and Ozaukee Bank caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause actual future results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

These risks, uncertainties and other factors include the satisfaction of merger closing conditions; regulatory approval and Ozaukee Bank shareholder approval of the merger; the actual closing of the merger; the actual effects of the merger on the combined companies and their customers; the combined companies’ ability to successfully integrate and achieve desired operating synergies and results; and others discussed in Bank of Montreal’s filings with the Securities and Exchange Commission.